August 8, 2005

Via U.S. Mail

Paul J. Norris
Chief Executive Officer
W. R. Grace & Co.
7500 Grace Drive
Columbia, Maryland 21044-4098

RE:		W. R. Grace & Co.
      Form 10-K for the fiscal year ended December 31, 2004
		Response letter dated April 28, 2005
      File No. 1-13953

Dear Mr. Norris:

      We have reviewed the above filing and response letter and have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-K for fiscal year ended December 31, 2004

General -

In your letter dated April 28, 2005, you state that prior to 2004 "sales to Libya were made from Grace subsidiaries in Europe." Please provide us with annual revenue totals from your European subsidiaries` sales to Libya and/or Libyan persons from 2001 through
2004. Advise us whether in 2004 you conducted business in or with Libya, or with any Libyan persons, other than through your European subsidiaries, before most U.S. sanctions against Libya were lifted in
September 2004.

Please provide us with your view as to whether sales to Libya and/or
Libyan persons by you and your European subsidiaries prior to the lifting of most U.S. trade sanctions are material to you, or constitute a material investment risk to your security holders, when considered in light of non-quantitative factors such as their potential impact upon your reputation and/or share value. In this regard, please advise us whether your and your subsidiaries` sales into Libya prior to the lifting of U.S. sanctions were sales to agencies of, or entities controlled by, the Libyan government.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance